SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO 240.13D-1(B), (C) and AMENDMENTS THERETO FILED
                              PURSUANT TO 240.13D-2

                               (Amendment No.1 )*

                               Washington Bancorp
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    937262103
                                 (CUSIP Number)

                                 March 16, 2001
                              (Date of Event Which
                       Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1 (c)

                                |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 937262103                      13G                         Page 1 of 4
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David G. McCurry and Susan H. McCurry
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER


                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          54,209(1)
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       54,209(1)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    54,209(1)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |-|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    10.5%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

(1)David G. McCurry and Susan H. McCurry are husband and wife. They own the shares in question as joint tenants with rights of survivorship. This report includes 800 shares acquired on 4/3/01, 4,384 shares acquired on 3/16/01, 25 shares acquired on 2/10/01, 500 shares acquired on 2/15/01 and the original 48,500 shares acquired on 11/01/99. The 48,500 shares were in included in the original Schedule 13G filed with the Commission on 11/4/99.

CUSIP No. 937262103                                              Page 2 of 4

ITEM 1.

      (a)   Name of issuer: Washington Bancorp

      (b)   Address of issuer's principal executive
            offices: 102 East Main St.
                     Washington, Iowa 52353

ITEM 2.

(a)   Name of persons filing:

David G. McCurry and Susan H. McCurry

(b)   Address of principal office:

      2250 1st Avenue Coralville, Iowa 52241

(c)   Citizenship

USA

(d)   Title of class of Securities: Common Stock

(e)   CUSIP Number: 937262103

ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

         (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) |_| An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

         (f) |_| An employee benefit plan or endowment fund in accordance with

CUSIP No. 937262103                                              Page 3 of 4

                 240.13d-1(b)(1)(ii)(F);

         (g) |_| A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

         (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) |_| Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. |X|

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 54,2091(1)

      (b)   Percent of class: 10.5%

      (c)   Number of shares as to which each person has:

            (i)   sole power to vote or to direct the vote:

            (ii)  shared power to vote or to direct the vote: 54,2091(1).

            (iii) sole power to dispose or to direct the disposition of:

            (iv)  shared power to dispose or to direct the disposition of:
                  54,2091(1)

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

----------
(1)David G. McCurry and Susan H. McCurry are husband and wife. They own the shares in question as joint tenants with rights of survivorship. This report includes 800 shares acquired on 4/3/01, 4,384 shares acquired on 3/16/01, 25 shares acquired on 2/10/01, 500 shares acquired on 2/15/01 and the original 48,500 shares acquired on 11/01/99. The 48,500 shares were in included in the original Schedule 13G filed with the Commission on 11/4/99.

CUSIP No. 937262103                                              Page 4 of 4

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM 10. CERTIFICATION

         By signing below the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 9, 2001

        /s/
        --------------------------
        David G. McCurry

        /s/
        --------------------------
        Susan H. McCurry